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Tel : +81 3 5157 2700

RECEIVED
2005 APR 25 P 4: 13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

05007514

FILE No. 82-5078

April 12, 2005

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VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
APR 28 2005
THOMSON FINANCIAL

Funai Electric Co., Ltd.
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to **Funai Electric Co., Ltd.** with respect to its international offering of shares, enclose herewith English translations of the documents which contents were announced by the Company:

- Announcement of New Policy for Providing Return to Shareholders and Revision of Fiscal Year ending March 2005 Dividend Forecast (dated February 3, 2005) and
- Notice of Completion of Purchase of the Company's Own Shares (dated March 31, 2005).

Yours truly,

Ken Takahashi

Encl.
cc: Funai Electric Co., Ltd.
Daiwa Securities SB Capital Markets Europe Limited.
Sullivan & Cromwell, Tokyo (w/o documents)

Press Release



February 3, 2005

To Whom It May Concern:

Funai Electric Co.,Ltd.
Representative:Tetsuro Funai,President
(Code No.:6839 1st section of TSE/OSE)
Inquires:Toshihiko Morita, Executive Director
Administrative Division
(Tel:81-72-870-4304)

Announcement of New Policy for Providing Return to Shareholders and Revision of Fiscal Year ending March 2005 Dividend Forecast

Osaka, Japan, February 3, 2005
Funai Electric Co., Ltd. (Headquarters: Daito-city, Osaka, President : Tetsuro Funai) announced that its Board of Directors held on February 3, 2005 decided to adopt a new policy for providing return to its shareholders in order to further implement shareholder-oriented management and revise upward Fiscal Year ending March 2005 dividend forecast.

Note

1. New Policy for Providing Return to Shareholders

Funai Electronic acknowledges that providing return to shareholders in connection with the distribution of profit is one of the most important management issues and historically places its basic policy on the distribution of dividend at a stable level to shareholders. We aim for providing return to shareholders based on the basic measure of 1 per cent level of dividend ratio on consolidated shareholders' equity*, taking into consideration the results of operations and its environments, in order to further implement shareholder – oriented management.

Based upon the new policy described above, Funai Electric revised the fiscal year ending March 2005 dividend forecast upward, payable to shareholders of record on March 31, 2005, subject to approval at the company's ordinary general shareholders meeting to be held in June 2005.

Regarding retained earnings, we further strengthen the constitution of management by appropriating its financial resources in order to maintain future stable shareholders profits and develop its mid – to long term business strategies.

* Dividend ratio on consolidated shareholders equity=
Annual dividend amount in total÷(the average of shareholders' equity at the fiscal year start and end) × 100

2. Revised Dividends for the Fiscal Year ending March 2005

	Interim Dividend Per share	Year-end Dividend Per Share	Total Amount of Dividends Per share for the Fiscal Year
Previous forecast (November 10,2004)	—	25.00 yen	25.00 yen
Revised amount	—	50.00 yen	50.00 yen
(Reference) Dividends for the previous fiscal year	—	20.00 yen	20.00 yen

Press Release 

March 31, 2005

To Whom It May Concern:

Funai Electric Co., Ltd.

Representative: Tetsuro Funai, the President
(Code No.: 6839 1st section of TSE/OSE)
Inquires: Toshihiko Morita, Executive Director
Administrative Division
(Tel: 81-72-870-4304)

Notice of Completion of Purchase of the Company's Own Shares

(Purchase of the Company's own shares pursuant to Article 211-3 paragraph1, item 2 of the Commercial Code of Japan)

This is to notify that Funai Electric Co., Ltd. has completed the purchase of its own shares from the market as authorized by a resolution of the Board of Directors Meeting held on November 10, 2004, in accordance with Article 211-3 paragraph 1, item 2 of the Commercial Code of Japan as below.

1. Period of purchase	From November 11,2004 to March 31, 2005
2. Total number of shares purchased	700,000 shares
3. Total amount of purchase costs of shares	8,864,348,000 yen
4. Method of purchase	Purchased on the Osaka Securities Exchange

Reference :

1. Contents of the resolution at the Board of Directors Meeting held on November 10, 2004

(1) Type of shares to be purchased	Common stock of the company
(2) Total number of shares to be purchased	Up to 1,000,000 shares (2.8% of shares outstanding)
(3) Total amount of purchase costs of shares	Up to 14,000,000,000 yen
(4) Period of purchase	From November 11, 2004 to March 31, 2005

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